EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2010
Earnings:
Income before provision for income taxes	$5,347
Equity in earnings of unconsolidated businesses	(254)
Dividends from unconsolidated businesses	27
Interest expense (1)	1,359
Portion of rent expense representing interest	435
Amortization of capitalized interest	68

Earnings, as adjusted	$6,982

Fixed Charges:
Interest expense (1)	$1,359
Portion of rent expense representing interest	435
Capitalized interest	456

Fixed Charges	$2,250

Ratio of earnings to fixed charges	3.10

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.